                                                                       EXHIBIT 2


          Inland Steel Industries
          ----------------------------------------------------------------------


                                     March 16, 1998



Ispat International N.V.
Rotterdam Building
Aert Van Nesstraat 45
3012 CA
Rotterdam
The Netherlands

Attention:  Lakshmi N. Mittal
            Chairman and Chief Executive Officer


Gentlemen:

     This letter sets forth our agreement for the acquisition from Inland Steel Industries, Inc. ("Seller") of Inland Steel Company, a wholly-owned subsidiary of Seller (the "Company"), by Ispat International N.V. (the "Parent") through the merger of a new direct or indirect wholly-owned subsidiary of Parent (the "Purchaser") with the Company (the "Merger").

     1. The price to be paid to Seller for the common stock of the Company acquired in the Merger (the "Merger Price") is $650,000,000, subject to adjustment up or down based on the difference between the consolidated net worth of the Company as at December 31, 1997 and the consolidated net worth of the Company as of the date of the Merger (the "Merger Date"). The parties agree to elect to have the transaction taxed as an asset sale under Section 338(h)(10) of the Internal Revenue Code.

     2. Parent further agrees to purchase from Seller, and Seller agrees to sell to Parent, on the Merger Date, the outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock of the Company for a purchase price equal to the aggregate liquidation value of such Preferred Stock, plus any unpaid and accrued dividends declared thereon. Parent shall, or shall cause the Company, to pay off all outstanding net indebtedness of the Company to the Seller on the Merger Date (which indebtedness was approximately $230,700,000 on December 31, 1997).

     3. Parent confirms that its due diligence investigation of the Company is substantially complete, except to the extent such due diligence reveals a material breach of any of Seller's representations, warranties or covenants under the Definitive Agreement (as defined below).

     4. This letter agreement is subject to the rights of the United Steelworkers of America ("USWA") pursuant to its letter agreement with Seller and the Company, Appendix J-4 to the 1993 Settlement Agreement (the "USWA Letter"), and nothing in this letter agreement shall prevent Seller and the Company from complying fully with the terms of the USWA Letter, including entering into a definitive agreement with the USWA for the sale of the Company should the USWA present Seller with more favorable terms for such sale than contained herein. If Seller enters into a definitive agreement with the USWA for the sale of the Company, this letter agreement shall terminate and be of no further force or effect.

     5. Subject to the USWA Letter, Seller and Parent agree to negotiate in good faith the terms of a definitive agreement (the "Definitive Agreement") covering the Merger and the transactions contemplated thereby. The Definitive Agreement will be in a form customary for transactions of this type and will include, in addition to those matters specifically set forth in this letter agreement, customary representations, warranties, covenants, agreements and indemnities of the Seller for this type of business and the assets, liabilities and operations of the Company, an indemnity from Parent in favor of Seller against any liability or obligation of the surviving corporation (except for liabilities or obligations that constitute a breach of Seller's representations, warranties or covenants under the Definitive Agreement or otherwise subject to Seller's indemnification of Parent) and customary closing conditions, such as the truth of each party's representations and warranties in all material respects, the performance by each party of its material covenants, the obtaining of all material governmental and third party consents, and the furnishing by each party of appropriate evidence of its corporate approval. In furtherance of the foregoing, the Definitive Agreement shall include, in particular, conditions that (1) the applicable Hart-Scott-Rodino Act ("HSR Act") waiting period shall have expired or been terminated, (2) any issue under the successorship provisions in any applicable agreement with the USWA shall have been satisfactorily resolved, (3) the status quo under the put/call and change of control provisions in the I/N Tek and I/N Kote joint venture and under the related commercial agreements shall have been maintained and the related debt (or other satisfactory replacement financing) shall be in place and (4) there having been no material adverse change in the business, assets, liabilities, results of operations or financial condition of the Company since December 31, 1997 (except for changes affecting the steel industry generally). If the Pension Benefit Guaranty Corporation imposes conditions on the transactions contemplated hereby, then the parties will cooperate to arrive at a mutually acceptable resolution of such conditions and a mutually satisfactory resolution shall be a condition to closing the Merger. The representations and warranties of Seller under the Definitive Agreement shall survive the Merger Date for a period of 90 days after one full audit cycle of the Company thereafter except that (i) representations and warranties relating to taxes and title to the stock of the Company shall survive until 90 days after expiration of the applicable statute of limitations, and (ii) environmental representations and warranties shall survive for a period of five years after the Merger Date. The aggregate liability of Seller under the indemnification provisions of the Definitive Agreement shall not exceed $90,000,000 (the "Indemnification Cap"). Seller and Parent shall promptly file notification under the HSR Act and cooperate with respect to obtaining clearance thereunder. It is the intention of the parties to close the Merger promptly upon satisfaction of the conditions under the Definitive Agreement.

     6. On the Merger Date, (a) Mr. Robert J. Darnall, Chief Executive Officer of the Company, shall remain in such position and shall assume responsibility for Parent's North American steel operations and (b) employees of Seller mutually agreed upon shall become employees of the Company; and the Company shall assume and be responsible for the Seller's contractual and other salary, severance and employee benefit obligations to Seller's employees who become employees of the Company.

     7. The parties shall mutually agree upon a press release announcing this letter agreement. Any other announcement relating to this letter agreement, the Definitive Agreement and the Merger will be mutually agreed upon; provided, however, that the parties may in any event comply with applicable law and stock exchange regulations.

     8. Each party agrees to cooperate fully with the other party in furnishing any necessary information required in connection with any filings, applications and notices which may be required by federal, state and local governmental or regulatory agencies or other third parties, including I/N Tek's and I/N Kote's lenders, in connection with the Merger. Parent agrees to use its reasonable best efforts to satisfy the concerns of any government agency with respect to the transactions contemplated by this letter agreement and to be responsible for any undertakings required by such agency as a result thereof.

     9. Seller agrees that, subject to its obligations under the USWA Letter, during the Exclusivity Period (as defined below), (i) neither it nor any of its directors, officers, employees, agents or other advisors or representatives shall solicit, encourage, facilitate or negotiate with any person or entity other than the USWA with respect to an acquisition of the Company or any of its capital stock, or all or any significant portion of its assets, or with respect to a merger or other business combination with the Company or otherwise with respect to any extraordinary business transaction involving the Company, and
(ii) shall not enter into any agreement or understanding with respect to any such transaction. For purposes of this agreement, "Exclusivity Period" means the period beginning on the date of this agreement and expiring upon the later of 30 days after the date hereof and termination or waiver of all USWA's rights under the USWA Letter.

     10. Each party agrees to bear its own expenses and costs of the transactions contemplated hereby, including, but not limited to, the fees of attorneys and financial advisors.

     11. In the event that Seller at any time after the Merger Date shall directly or indirectly sell the stock or assets of Ryerson Tull, Inc. or any material subsidiary (by merger or otherwise) or engages in any transaction with similar effect, Seller shall make adequate provision for the protection of Parent for any then unpaid portion of the Indemnification Cap.

     12. During the period from the date of this agreement to the Merger Date, Seller agrees that it shall cause the Company and its subsidiaries to conduct the business and operations of the Company and its subsidiaries in the ordinary and usual course in a manner consistent with past practice. In furtherance of the foregoing, Seller shall not during such period permit Company to (a) approve any capital expenditure in excess of $5,000,000 that is not included in the business plan previously provided to Parent, (b) incur any indebtedness for borrowed money other than in the ordinary course of business, (c) except as approved at Seller's January 1998 board meeting and disclosed to Parent, enter into any new employee severance or employment agreement or any employee benefit plan, or amend any such agreement or plan to increase the benefits thereunder, or (d) declare or pay any dividends on the capital stock of the Company other than current dividends on its preferred stock.

     13. This agreement sets forth the entire understanding and agreement between the parties as to the matters covered hereby and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement other than the Confidentiality and Standstill Agreement dated December 19, 1997 between Seller and Parent.

     14. Seller (or its successors and assigns) shall pay, or cause to be paid, in immediately available funds, to Parent, the sum of $20,000,000 (the "Termination Fee") if this letter agreement is terminated pursuant to paragraph 16 or otherwise without Parent having breached its obligations hereunder and prior to such termination, an Acquisition Proposal shall have been made and shall be pending, and, within 12 months of such termination the Company, Seller or any of its affiliates shall enter into an agreement providing for an Acquisition Proposal or an Acquisition Proposal shall be consummated at an aggregate purchase price (which shall be an implied purchase price in the case of clause (b) of the definition of "Acquisition Proposal") in excess of the Merger Price plus the other payments reflected in paragraph 2 hereof. Seller will promptly notify Parent if Seller receives an Acquisition Proposal. Seller (or its successors and assigns) shall pay the Termination Fee concurrently with the consummation of such Acquisition Proposal. The parties agree that the Definitive Agreement shall contain a substantially similar provision as this paragraph 14. For purposes of this paragraph 14, "Acquisition Proposal" means, other than the transactions contemplated by this letter agreement, (a) any proposal or offer from any person or entity relating to any direct or indirect acquisition or purchase of all or a majority of the assets of the Company and its subsidiaries or more than 50% of the outstanding common stock of the Company, any merger, consolidation or business combination, sale of all or substantially all of the assets of the Company and its material subsidiaries or any similar transaction involving the Company, or (b) (i) any proposal or offer from any person or entity relating to any direct or indirect acquisition or purchase of more than 50% of the outstanding common stock of Seller or more than 50% of the assets of Seller and its subsidiaries, (ii) any tender or exchange offer that if consummated would result in any person or entity beneficially owning more than 50% of the outstanding common stock of Seller, or (iii) any merger, consolidation, business combination, or similar transaction with Seller and any person or entity is proposed, as a result of which Seller, the Company and Parent do not enter into the Definitive Agreement.

     15. The rights and obligations of the parties under this agreement are subject to the USWA Letter.

     16. Seller or Parent may terminate this letter agreement upon written notice to the other party on or after June 26, 1998 if a Definitive Agreement has not been signed on or before such date. The Confidentiality and Standstill Agreement shall survive any termination of this letter agreement.

     17. This letter agreement is governed by Delaware law, and the parties consent to the jurisdiction of the Delaware courts with respect to any dispute arising in connection with this letter agreement.

     If you agree to the foregoing, please return a signed copy hereof to the undersigned, whereupon this letter shall constitute an agreement between us.

                                          Sincerely yours,


                                          INLAND STEEL INDUSTRIES, INC.


                                          By:    /s/ Robert J. Darnall
                                                 -----------------------------

                                          Title: Chairman, President and Chief
                                                  Executive Officer
                                                 -----------------------------

Accepted and Agreed to this
16th day of March 1998:

ISPAT INTERNATIONAL N.V.

By:     /s/ Lakshmi Mittal
        ------------------------

Title: Chairman and Chief
        Executive Officer
       -------------------------